SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934

Commission File Number 333-110029-01

ASHI, INC.

(Exact name of registrant as specified in its charter)

103 Springer Building

3411 Silverside Road

Wilmington, DE 19810

(302) 478-6160

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Broder Bros., Co. as successor in interest to ASHI, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	3/31/05	BRODER BROS., CO.
		BY:	/S/ DAVID J. HOLLISTER
		Name:	David Hollister
		Title:	Chief Financial Officer and Secretary